Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

ntl: Telewest

Delivering our digital future

TRANSFORMING UK CABLE

Delivering our digital
TRANSFORMING UK CABLE

•	Introduction	page 2

Additional information and where to find it

This information may be deemed to be solicitation material in respect of the proposed merger of NTL Incorporated (“NTL”) and Telewest Global, Inc. (“Telewest”). In connection with the proposed merger, NTL and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of ntl and telewest are advised to read the joint proxy statement / prospectus and any other relevant documents filed with the sec when they become available because those documents will contain important information about the proposed merger.

The final joint proxy statement / prospectus will be mailed to stockholders of NTL and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by NTL and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of NTL’s filings may be obtained by directing a request to NTL Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the solicitation

NTL, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding NTL’s directors and executive officers is available in NTL’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.

Forward looking statements

This information may contain certain statements regarding the proposed transaction between NTL and Telewest, benefits and synergies of the transaction, future opportunities for the combined company and products and other statements regarding Telewest’s or NTL’s future expectations, beliefs, goals or prospects. Such statements constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions or statements that are not historical facts, in each case as they relate to NTL and Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of NTL and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

•	Overview	page 3
•	UK cable coverage	page 4
•	Integration	page 5
•	Deliverables	page 6
•	Making a fast start	page 7
•	Project governance	page 8
•	Workstreams	page 9
•	Collaborative Phase Overview	page 10
•	Working together	page 11

1 Together Stronger.

Welcome to the Team

Integrating the ntl and Telewest businesses will be the largest programme that either company has ever undertaken. This document provides you with a rationale for the merger and how we intend to manage the integration process. It also outlines how we will make a fast start.

We recently announced a definitive merger agreement under which ntl will acquire Telewest, creating the UK’s second largest communications company and leading triple play service provider. This union creates the premier communications and entertainment company in the UK, offering broadband, television and telephony services to nearly 13 million customer homes.

The combined company will have nearly 5 million residential customers. Together we will have close to 10 million revenue generating units across these three products. However, uniting UK cable under a single company brings more than just scale. We also have a unique opportunity to become a smarter, sleeker, more efficient and effective organisation, focused on providing customers with excellent products and services.

This union finally brings together all of the separate cable franchises that were created so many years ago. As separate companies, ntl and Telewest are well known and successful in their own right. Together, we will be even stronger. We will be able to invest more in delivering exciting products with superior service, and will continue to bring unparalleled value to our customers.

We now enter our first phase of collaboration. This phase is critical to the success of our future plans. Our cooperation now will form the bedrock for the integration and transformation of our business. For the first time we will be drawing on the collective resources, expertise and experience of both organisations.

Working together I am confident we can develop the Blueprint for future success.

With this in mind we should approach collaboration with some basic principles. Moving forward we have the opportunity to get the best from both companies in some areas and further improve the way we both do business in other areas. Customers must remain at the heart of our activities. And, as always we cannot lose focus on our day-to-day activities.

The collaborative phase requires cooperation and coordination from many people and we have therefore established a small, dedicated team to ensure we all achieve our stated objectives from the merger. Shai Weiss from ntl and Neil Smith from Telewest will head the merger office, reporting into myself, Neil Berkett and Jim Mooney.

Thank you all for your contributions to date. You have made ntl and Telewest into vibrant organisations and your on-going commitment will ensure we create a world-class company.

Simon Duffy
President & Chief Executive Officer
ntl

2 Together Stronger.

Overview

ntl and Telewest are leading communications and media groups providing services to UK residential, business and government customers. Current business initiatives include leading the drive to create Broadband Britain, introducing innovative digital services such as video on demand and new offers and packages aimed at providing customers with better value.

Number of employees	10,204		8,500

Products	•	Consumer - multi-channel television, telephone and internet.	•	Consumer – multi-channel television telephone and internet.
	•	Business - corporate sector data, internet and voice services.	•	Business – corporate sector data, internet and voice services.
			•	Content – Flextech own and operate pay and free-to-air channels and partner with the BBC on UK TV.

Networks	Passes and markets to 7.9m homes and 570,000 businesses (within 200m)		Passes and markets to 4.7m homes and 580,000 marketable business base

Customers	3.1m residential customers and 5.96m RGUs. Triple play penetration at 25.4%. 52,000 Business customers - more than 70,000k business sites		1.8m residential customers and 3.9m RGUs. Triple play penetration at 32.8%. 46,000 Business customers

Revenue	•	Revenues - £1,99m	•	Revenues - £1,38m
		– Consumer - £1,53m		– Consumer - £987m
		– Business - £460m		– Business - £250m
– Content - £146m

3 Together Stronger.

£3.3Bn Revenue 9.8m RGU’s 4.9m Residential Customers 100,000 Business Customers

UK Cable Coverage

From Glasgow to Bristol, Belfast to Bournemouth, Newcastle to Brighton, cable offers a compelling proposition for residential and business customers. The creation of a single UK cable company will finally bring together all of the diverse franchises and operations that were created so many years ago. This is a combination driven by compelling logic. On completion of the transaction we will be able to garner our combined resources for the benefit of our existing and potential customers. Together we will create a formidable competitor to the likes of BT, Sky and others.

4 Together Stronger.

Focus on the customer will be retained at all times...	The collaborative phase is critical to our success.

Integration

Objectives		Principles

Our objectives are to create a merged entity that:		There are a number of key principles:

•	At a minimum maintains the existing growth trajectories of both companies	•	A focus on the customer will be retained at all times.
but preferably utilises the increased scale to accelerate growth.
		•	The senior management team will be decided in the early stages of the
•	Realises costs synergies that deliver and preferably exceed a demanding set		merger to provide top down clarity to the process.
of targets.
		•	Cultural issues will be given a high priority.
•	Establishes the organisation, processes and systems to achieve the
	end-state for a competitive UK cable company offering communication	•	All decisions on people, processes and methodologies will be fact based.
and entertainment services.
		•	There will be comprehensive communication to the employees of both ntl and
Telewest and to our external stakeholders.

		•	We will prioritise those projects that are required to create the merged entity, those that have significant financial impact and any with long-term strategic benefit.

		•	We will ensure our day to day operations continue to operate to a high standard.

		•	The project will operate under strong governance and tight process controls.

5 Together Stronger.

Focus on the customer will be retained at all times...	The collaborative phase is critical to our success.

Deliverables

The integration project has a number of defined deliverables:			Collaborative Phase Planning

•	Blueprint for the merged organisation detailing organisation structure, key		This phase is the one that commences immediately and will lead to the
	processes and management systems.		implementation phase which in most cases can begin in earnest only post transaction closure and receipt of regulatory approval. It is based on detailed
•	Project architecture (steering group, workstreams) to support the implementation		work that has been undertaken by many of you in the period leading to
	process.		announcement.

•	Definition of the key projects to rapidly implement the merged organisation each		–	Joint assessment of the key operational projects within each workstream,
	with:			reviewing the timeframes, costs, interdependencies and benefits.
			–	Development of the Blueprint (structures, processes, systems) for the merged
	–	Accountability		entity.
	–	Clearly defined and motivated teams with specific roles and responsibilities	–	Detailed implementation planning.
	–	Implementation plans	–	Development of the project control framework for the implementation phase.
	–	Identification of interdependencies and optimal sequence
	–	Synergies (nature, timing, quantity and cost required to realise)		Integration

•	Project control mechanism to ensure all project milestones and synergies are			Implementation of the identified workstream projects against clear schedules,
	realised or exceeded.			resource plans, project control metrics and results plans. Once the integration project is complete activities will move into business as usual.
•	Detailed plans for day of transaction closure.

DEAL AGREED		DEAL COMPLETES
|			|
| |	Collaborative Phase Workstreams		| | Integration
	3-4 months		6-18 months

Analysis
	•	Assessment of key projects
	•	Process/network mapping
	•	Organisation structures
Solution design
	•	Optimised Blueprint
– Structure
– Processes
– Systems
Implementation Planning
	•	Migration Path/timetable
	•	Operational requirements
	•	Staff structures

6 Together Stronger.

1 Team 11 Workstreams 87 Projects	The merger office has day to day responsibility.

Making a Fast Start

11 workstreams have been created.
Each has identified the key projects that need to be implemented within its division or function to create a merged entity and deliver the targeted synergies, growth and organisation capability.	Initially created within ntl, the draft documentation is ready for input from the Telewest team within a review and validation stage. Additional projects and ideas will no doubt also appear.
Across these workstreams there are currently 87 projects, each of which has
The workstreams are:	documented:
• Consumer
• Business	• The synergies
• Customer	• The project plan containing:
• Networks	– Responsibilities
• IT	– Make up of collaborative phase and implementation phase teams
• Central Support	– Detailed collaborative phase planning with resource requirements
• Purchasing	– Implementation phase planning with resource requirements
• Brand	• Interdependencies within and across workstreams
• HR
• Organisational Development • Day One	The workstreams have also drafted the existing organisational structure, key processes and management information systems within their division or function as input to the process of creating the Blueprint for the merged entity. Implementation of the Blueprint will not take place until after closing, following receipt of regulatory approval.

The objective of each workstream is to design and implement a Blueprint for its division or function encompassing organisational structure, key processes, management information systems, goals, operating principles and, in doing so, to realise or exceed the targeted synergies.

• The workstreams are responsible for the design and execution of the implementation projects within their scope and the delivery of targeted benefits.
• The support teams are responsible for providing functional expertise and support on those issues that are cross-workstreams. This support process will be coordinated by the Merger Office.

Where required, the project will establish clean rooms for data that cannot be shared during the collaborative phase.

7 Together Stronger.

1 Team 11 Workstreams 87 Projects	The merger office has day to day responsibility.

Project Governance

The management and control structure can be depicted as follows:	Governance of the project is designed to operate along the following principles:

• Board Committee
   Overall direction and strategy

• Steering Group
   Delivery of the project and major operational decisions

The Merger Office
Led by Shai Weiss (ntl) and Neil Smith (Telewest) with responsibility for the day-to-day management of the project. Is accountable for the execution of the project schedule, management of the many project interdependencies and delivery of the merged organisation and targeted benefits.

8 Together Stronger.

11 workstreams deliver targeted synergies.	Collaboration Cooperation Coordination

Workstreams

•	Consumer Creation of an integrated Consumer organisation that brings to market a harmonised and competitive residential product set.	•	Brand Development and implementation of a unified Brand strategy for the merged company.

•	Business Creation of an integrated Business organisation offering harmonised business	•	HR Creation of a single HR and L&D Organisation and development of
	products to targeted customers.		HR and L&D systems, processes and policies for the merged company.
Support and guidance for the Workstreams through the merger process.
•	Customer
	Creation of an integrated customer service organisation to deliver enhanced	•	Organisational Development
	operations.		Design and implementation of the high level organisational structure.
Design of the overall organisational structure with detailed implementation
•	Networks		plans, and guidance for the individual workstreams with their OD work.
Creation of an integrated Networks organisation and a national network
	capable of delivering the combined company’s product strategy and of	•	Day One
	competing with BT’s 21st Century Network.		Management of all critical activities on the Day of Closure to ensure a smooth transition to the merged company and a fast start for implementation.
•	IT
Creation of an integrated IT organisation and a unified technology infrastructure that provides the merged company with the foundation for growth and supports the workstreams in meeting their customer facing challenges.

•	Central Support
Creation of single finance and other central corporate function organisations and the development of key process and information systems in each area based on best practice within the two companies.

•	Purchasing
Creation of a single Purchasing and Logistics group, rationalisation of the supply base and logistics infrastructure and development of systems and processes for the merged entity based on best practice within the two companies.

9 Together Stronger.

11 workstreams deliver targeted synergies.	Collaboration Cooperation Coordination

Collaborative Phase Overview

Objectives

The objective of the Collaborative Phase is to create the teams, plans,		•	Development of the Blueprint
structure and control mechanisms required:		–	Development, within each workstream, of the key processes, management information systems and organisation structure for its division or function.
•	To manage the merger of ntl and Telewest.
•	To achieve the goals of growth and of the realisation of synergies.	•	Implementation Planning
•	To create the organisation, process and systems to achieve the	–	Detailed implementation planning of the key projects to realise the synergies
	optimal end-state for a UK cable company.		and implement the Blueprint.
•	To ensure the organisational structure and implementation process is
	designed and approved.	Day 15, 30 and 90

Deliverables		What should you expect to see on Day 15, 30 and 90 of the Collaborative Phase?

The deliverables for the Collaborative Phase are:		•	Day 15
		–	Every member of the team should have received full introduction to the
•	A blueprint for the merged entity encompassing goals and operating principles,		integration project and participated in the workstream kick-off meeting. By day
	key processes, management information systems and organisational structure		15 the teams will have reviewed the work done to date and identified the areas
•	The key projects required to deliver the Blueprint for the merged company.		that will require further investigation.
•	Detailed implementation schedules for each project with clear responsibilities,
	resources, timeframes, interdependencies, risk assessment and deliverables	•	Day 30
	(operational and financial).	–	The development of the Blueprint is well underway, the key processes have
•	Implementation Phase project architecture including structure, charters, teams,		been formed and the synergies will have been remodelled based on Telewest
	project controls		information and insight. The teams are beginning to come together around the emerging shared goals. The organisational design and selection process
Process			will have been agreed and approved, and it is anticipated that the initial activity will have commenced.
The Collaborative Phase process is divided into 4 distinct phases:
		•	Day 90
•	Communication	–	Plans are finalised, have been formally approved and are ready to begin the
–	Introduction to all participants in the Collaborative Phase including		implementation process as soon as closure is confirmed. The project
	an overview of the project work done to date and the objectives, processes		architecture for the implementation phase is fully defined (steering group,
	and timeframes.		merger office, workstreams, project control mechanisms). Detailed Day One plans are in place for each workstream to ensure that all aspects of the day of
•	Review of Operational Projects and Synergies		closure run smoothly.
–	Assessment by each workstream of the projects and synergies within its division or function, including the identification of those areas requiring further investigation.

10 Together Stronger.

Working Together

Competition

Even now that ntl and Telewest have entered into a legally binding agreement aimed at bringing about the merger of the two businesses, competition law will continue to apply to the two companies until such time as the UK Competition authorities have cleared the merger and the transaction has been completed.

The criminal offences for hardcore cartels aimed at individuals (which apply to all employees and not just to directors) remain relevant. Accordingly, it would be a criminal offence for employees of ntl and Telewest to agree to fix prices, to share markets or allocate customers or to engage in bid rigging.

Moreover, the prohibitions against anti-competitive agreements and conduct contained in the Competition Act will continue to apply with the consequence that ntl could be the subject of material fines if infringements are committed between the periods from contract to completion. Accordingly, no agreement (including oral agreements and gentlemen’s understandings) should be made which would fix the prices charged by Telewest or ntl to business or retail customers or the terms on which each deals with customers, content providers or third party suppliers or which would have the effect of aligning such prices or terms.

Existing cooperative arrangements that have been approved by your Legal Department can, in principle continue. As regards procurement issues generally, each of Telewest and ntl should remain free to choose what products/content it wishes to purchase and in what quantities. Similarly, each company should remain free to package and price their retail offerings as they individually see fit.

As regards the exchange of commercially sensitive information, the approach that was adopted prior to the merger announcement should continue, that is, information subject to a Confidentiality Agreement between ntl and Telewest which is exchanged to limited individuals on a need to know basis can continue. However, such information should not be disseminated any more widely throughout the business until completion of the transaction, and information relating to individual customers’ prices (other than those that are in the public domain, for example, in relation to our retail businesses) should not be disclosed as between the parties.

Where practicable, individuals should continue to avoid ad hoc meetings which lack written agendas, and where meetings do take place, notes should continue to be taken.

SEC
Both ntl and Telewest are U.S. public companies subject to regulation under the U.S. federal securities laws.

They remain separate companies, with separate obligations to deal appropriately with material non-public information about the other, until the merger closes.

The non-public information that ntl and Telewest provide to each other prior to the closing of the merger is provided on a confidential basis and is subject to restrictions on its disclosure to third parties. Some of this information may be market sensitive. You should not disclose any information that you obtain about Telewest to anyone outside of those in ntl and Telewest who need to know the information.

Disclosure of ntl and Telewest information to unauthorised persons, particularly if they are outside of ntl and Telewest, may subject the persons responsible for that disclosure to civil or even criminal liability under the U.S. securities laws and other laws. You should advise your ntl Legal Department if you become aware of any such unauthorised disclosures. Particularly because you may be in possession of, or may come to possess, material non-public information about ntl or Telewest, you are prohibited from purchasing or selling ntl or Telewest shares during this period.	The prohibition on purchases is absolute; the prohibition on sales can only be waived your General Counsel, and only in circumstances where the prospective seller is not in possession of material non-public information about Telewest and can make a showing of personal hardship.

Certain material developments in respect of ntl and Telewest are subject to public disclosure requirements during this period, or otherwise may affect the transaction. Your General Counsel should be advised if you become aware of material issues relating to Telewest, ntl or the transaction.

Data Protection Act
Whilst ntl and Telewest remain separate companies, each organisation must ensure that they continue to process personal data in line with the obligations that are placed upon them by the various pieces of legislation such as: the Data Protection Act, Freedom of Information Act, and the Privacy and Electronic Communications Regulations.

Of particular importance is the Data Protection Act. This will continue to prohibit the processing of personal information without the consent of that individual. Any exchange or transfer of personal information, such as customer or employee data, must comply first with the guidelines referred to above. If it does, then any such exchange must also comply with the principles of good information handling and any internal data protection policies of ntl and Telewest.

11 Together Stronger.